                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                            CECO Environmental Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001-858-109
                    ----------------------------------------
                                 (CUSIP Number)
                                Phillip DeZwirek
                        505 University Avenue, Suite 1400
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 26, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                  PAGE  2   OF  12  PAGES
          -----------                                       ---     ----


==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  00 (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

------------------------------------------------------------------------------
 NUMBER OF                  7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                1,334,360
 OWNED BY                           ------------------------------------------
   EACH                     8        SHARED VOTING POWER
 REPORTING
PERSON WITH                                 1,000,000
                                    ------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                            1,334,360
                                    ------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            1,000,000
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,334,360
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.86%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                  PAGE  3   OF  12  PAGES
          -----------                                       ---     ----

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen

------------------------------------------------------------------------------
 NUMBER OF                  7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                1,755,497
 OWNED BY                           ------------------------------------------
   EACH                     8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 2,334,360
                                    ------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                            1,755,497
                                    ------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            2,334,360
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,089,857
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.72%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                  PAGE  4   OF  12  PAGES
          -----------                                       ---     ----


==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  00 (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen
------------------------------------------------------------------------------
 NUMBER OF                  7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                1,598,666
 OWNED BY                           ------------------------------------------
   EACH                     8        SHARED VOTING POWER
 REPORTING
PERSON WITH                                 2,334,360
                                    ------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                            1,598,666
                                    ------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            2,334,360
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,933,026
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.89%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                  PAGE  5   OF  12  PAGES
          -----------                                       ---     ----


==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Can-Med Technology, Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  00 (no change of ownership is reported)
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Ontario

------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
  SHARES
BENEFICIALLY                                1,000,000
 OWNED BY                           ------------------------------------------
   EACH                    8        SHARED VOTING POWER
 REPORTING
PERSON WITH
                                    ------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                            1,000,000
                                    ------------------------------------------
                          10        SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,000,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.65%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                 PAGE  6   OF   12  PAGES
          -----------                                      ---      ----


         Amendment No. 7 to Schedule 13D filed by Icarus Investment Corp. ("Icarus"), Phillip DeZwirek, Jason Louis DeZwirek and Can-Med Technology, Inc. relating to the issuance of warrants to purchase 1,000,000 shares of common stock of CECO Environmental Corp. ("CECO") to Can-Med Technology, Inc. ("Can-Med").

Items 3-7 inclusive for Icarus Investment Corp. ("Icarus")

Item 3. Sources and Amount of Funds or Other Consideration.

         See response to item 3 for Can-Med. Icarus owns 50.1% of the outstanding stock of Can-Med. Mr. Phillip DeZwirek and Mr. Jason DeZwirek each own 50% of the outstanding stock of Icarus.

Item 4. Purpose of the Transaction.

         See response to item 4 for Can-Med.

Item 5. Interest in the Securities of the Issuer.

         (a) Icarus beneficially owns 2,334,360 shares of common stock of CECO or 24.86% of the outstanding common stock of CECO. Icarus owns 14.21% of such shares directly and 10.65% of such shares indirectly through its 51% ownership of Can-Med.

         (b) Icarus has sole voting power and sole dispositive power with respect to the 1,334,360 shares of common stock of CECO that it owns directly and shared voting power and shared dispositive power with respect to the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO it owns indirectly. Such power is shared with Mr. Phillip DeZwirek and Mr. Jason DeZwirek, who each own 50% of Icarus and Can-Med, which owns such securities directly.

         (c) See response to item 5(c) for Can-Med. Icarus has not engaged in any transaction in the common stock of CECO in the past 60 days.

         (d) No other person (other than the principals of Icarus identified above) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of CECO owned directly by Icarus and no person other than Mr. Phillip DeZwirek, Mr. Jason DeZwirek and Can-Med are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO that Can-Med owns indirectly. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CECO relate to more than 5% interest in the common stock of CECO.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Amendment No. 7 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                   PAGE  7   OF  12  PAGES
          -----------                                        ---     ----

Items 3-7 inclusive for Phillip DeZwirek.

Item 3.  Source and Amount of Funds or Other Considerations.

         See response to Item 3 for Can-Med and Icarus. Mr. Phillip DeZwirek and Mr. Jason DeZwirek each own 50% of the outstanding stock of Icarus

Item 4.  Purpose of Transaction.

         See response to Item 4 for Can-Med.

Item 5.  Interest in Securities of the Issuer.

         (a) Phillip DeZwirek is deemed to beneficially own all securities underlying the 1,000,000 warrants to purchase shares of common stock of CECO held by Can-Med, all 1,334,360 shares of common stock of CECO owned directly by Icarus and the 5,497 shares of CECO that he owns directly and the securities underlying the warrants to purchase 1,750,000 shares of common stock of CECO, which represents 36.72% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock of CECO held by Mr. DeZwirek and the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO held by Can-Med). Of such amount 8.98% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Can-Med, 11.98% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Icarus and 15.76% is attributable to Mr. DeZwirek's direct ownership of shares of common stock of CECO.

         (b) As a result of Phillip DeZwirek being the Chief Executive Officer and a 50% shareholder of Icarus, and Icarus' 50.1% ownership of Can-Med, Mr. DeZwirek controls Icarus and Can-Med. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CECO owned by Icarus and the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med. Such power is shared with Jason DeZwirek, Icarus and Can-Med. Phillip DeZwirek has sole voting and sole dispositive power with respect to the 5,497 shares of common stock of CECO and the warrants to purchase 1,750,000 shares of common stock of CECO that he owns directly.

         (c) Phillip DeZwirek has not engaged in any transaction in common stock of CECO during the past 60 days. See response to item 5(c) for Can-Med.

         (d) Phillip DeZwirek controls Icarus. Icarus controls Can-Med. Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Phillip DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus and the only person other than Phillip DeZwirek, Icarus and Can-Med who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 1,755,497 shares of the common stock of CECO, including the common stock underlying the 1,750,000 warrants to purchase common stock of CECO, owned directly by him. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Amendment No. 7 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                   PAGE  8   OF  12  PAGES
          -----------                                        ---     ----

Item 3-7 inclusive for Jason Louis DeZwirek.

Item 3.  Sources and Amount of Funds or Other Consideration.

         See response to Item 3 for Can-Med and Icarus. Mr. Jason DeZwirek and Mr. Phillip DeZwirek each own 50% of the outstanding stock of Icarus.

Item 4.  Purpose of Transaction.

         See response to Item 4 for Can-Med.

Item 5.  Interest in Securities of Issuer.

(a) Jason Louis DeZwirek beneficially owns 3,933,026 shares or 41.89% of the outstanding common stock of CECO, including as outstanding the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med.

         (b) Jason Louis DeZwirek owns 1,598,666 shares of CECO common stock through IntroTech, representing 17.03% of the outstanding common stock of CECO. Mr. DeZwirek has sole voting and sole dispositive power with respect to such shares. Mr. DeZwirek has shared voting and shared dispositive power with respect to the 1,334,360 shares of CECO owned by Icarus, which represent 14.21% of CECO's outstanding common stock. Mr. DeZwirek has shared voting and shared dispositive power with respect to the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med, which represent 10.65% of CECO's outstanding common stock. Jason Louis DeZwirek shares voting and dispositive power with respect to the 1,334,360 shares of CECO common stock owned by Icarus and the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med with Phillip DeZwirek and Icarus. Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek and Jason Louis DeZwirek each own 50% of the stock of Icarus. Jason Louis DeZwirek is the adult son of Phillip DeZwirek. For all calculations for this Item 5(b) the outstanding stock of CECO includes as outstanding the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med.

         (c) Jason Louis DeZwirek has not engaged in any transaction in common stock of CECO in the past 60 days. See response to Item 5(c)for Can-Med.

         (d) Jason Louis DeZwirek controls Icarus. Icarus owns 50.1% of the outstanding stock of Can-Med. Jason Louis DeZwirek owns 50% of the outstanding stock of Icarus. Icarus and Phillip DeZwirek are the only persons, other than Jason Louis DeZwirek, who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CECO owned by Icarus. No persons other than Jason Louis DeZwirek, Mr. Phillip DeZwirek, Icarus and Can-Med are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO owned by Can-Med directly. The interests of Can-Med, Icarus, Jason Louis DeZwirek and Phillip DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Amendment No. 7 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                   PAGE  9   OF  12  PAGES
          -----------                                        ---     ----


Items 1-7 inclusive for Can-Med Technology, Inc.

Item 1.  Security and Issuer.
         CECO Environmental Corp.
         505 University Avenue
         Suite 1400
         Toronto, Ontario
         Canada  M5G 1X3

Item 2.  Identity and Background:

         (a) Can-Med Technology, Inc., and Ontario corporation

         (b) Address of Principal Business:
             505 University Avenue, Suite 1400
             Toronto, Ontario  Canada  M5G 1X3

         (c) Principal Business: Can-Med is an Ontario public company whose principal business is managing its own investments.

         (d) Can-Med has not been involved in any criminal proceedings.

         (e) Can-Med has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Considerations.

         Can-Med purchased the warrants to purchase 1,000,000 shares of common stock of CECO with its own capital.

Item 4.  Purpose of Transaction.

         Can-Med purchased the warrants to purchase 1,000,000 shares of common stock of CECO for investment and, with respect to itself, its direct owner, Icarus Investment Corp. and indirect ultimate owners, Phillip DeZwirek and Jason DeZwirek, for purposes of control of CECO.

Item 5.  Interest in Securities of the Issuer.

         (a) Can-Med is deemed to beneficially own all of the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO, which represents 10.65% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 1,000,000 shares of common stock of CECO). Of such amount, the entire 10.65% is attributable to Can-Med's direct ownership of shares of common stock of CECO.

         (b) Can-Med has sole voting and sole dispositive power with respect to the warrants to purchase 1,000,000 shares of common stock of CECO that it is deemed to own directly.

         (c) Can-Med has not engaged in any transaction in common stock of CECO, except as follows: on August 26, 1999, Can-Med purchased from CECO warrants to purchase 1,000,000 shares of common stock of CECO for an aggregate purchase price of $10.00, or $.00001 per warrant. The exercise price of each warrant is $2.50 per share. Can-Med recently loaned in excess of $1,000,000 to CECO at a below-market interest rate. The issuance of the warrants to Can-Med was authorized by the Board of Directors of CECO.

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                 PAGE  10   OF  12  PAGES
          -----------                                      ----     ----


         (d) Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek and Jason DeZwirek control Icarus, each owning 50% of the outstanding stock of Icarus. Can-Med, Icarus, Phillip DeZwirek and Jason DeZwirek are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO underlying the warrants to purchase 1,000,000 shares of CECO owned by Can-Med. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         A joint filing statement is files as an exhibit to this Amendment No. 7 to Schedule 13D.

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1999                     ICARUS INVESTMENT CORP.


                                           By:  /s/ Phillip DeZwirek
                                                -------------------------------
                                                Phillip DeZwirek
                                                Chief Executive Officer


                                                /s/ Phillip DeZwirek
                                                -------------------------------
                                                Phillip DeZwirek


                                                /s/ Jason Louis DeZwirek
                                                -------------------------------
                                                Jason Louis DeZwirek

                                           CAN-MED TECHNOLOGY, INC.


                                           By:  /s/ Phillip DeZwirek
                                                -------------------------------
                                                Phillip DeZwirek
                                                President

                   EXHIBIT TO AMENDMENT NO. 7 TO SCHEDULE 13D
                              DATED AUGUST 26, 1999
                                       OF
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                              JASON LOUIS DEZWIREK
                          AND CAN-MED TECHNOLOGY, INC.

                             JOINT FILING AGREEMENT


         Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. ("Can-Med") hereby agree that the Amendment No. 7 to Schedule 13D to which this statement is attached is filed on behalf of Icarus, DeZwirek, JLD and Can-Med and that any amendments to this Schedule 13D may be filed on behalf of Icarus, DeZwirek, JLD and Can-Med.



                                             ICARUS INVESTMENT CORP.


                                             By:  /s/ Phillip DeZwirek
                                                  -----------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                                  /s/ Phillip DeZwirek
                                                  -----------------------------
                                                  Phillip DeZwirek


                                                  /s/ Jason Louis DeZwirek
                                                  -----------------------------
                                                  Jason Louis DeZwirek

                                             CAN-MED TECHNOLOGY, INC.


                                             By:  /s/ Phillip DeZwirek
                                                  -----------------------------
                                                  Phillip DeZwirek
                                                  President